EXHIBIT 99.1
                                                                    ------------



                                [GRAPHIC OMITTED]
                           [LOGO - WESTERN OIL SANDS]


                WESTERN OIL SANDS INC. RELEASES YEAR END RESULTS

CALGARY, AB - FEBRUARY 24, 2004 - Western Oil Sands Inc. is pleased to report its annual financial results for the year ended December 31, 2003.

2003 HIGHLIGHTS

Financial results for the year ended December 31, 2003 include operating revenues and expenses from June 1, 2003, the date Western commenced commercial production.

                                                                         2003           2002
---------------------------------------------------------------------------------------------
OPERATING DATA (BBLS/D)

Bitumen Production                                                     23,596             --
Synthetic Crude Sales                                                  32,207             --

FINANCIAL DATA ($ thousands except share and per share amounts)

Revenues                                                              281,093             --
Realized Crude Oil Sales Price - Oil Sands ($/bbl)                      32.81             --
Cash Flow from Operations(1)                                            5,803         (8,603)
Cash Flow per Share - Basic (1)                                          0.12          (0.18)
Net Earnings (Loss) Attributable to Common Shareholders                15,003        (10,286)
Earnings (Loss) per Share ($/Share)
     Basic                                                               0.30          (0.21)
     Diluted                                                             0.29          (0.21)
EBITDA(2)                                                              47,337         (5,698)
Net Capital Expenditures                                              148,473        527,541
Total Assets                                                        1,458,424      1,359,638
Long-term Liabilities                                                 921,910        827,133
Weighted Average Shares Outstanding                                50,344,332     48,330,320
---------------------------------------------------------------------------------------------

(1) Western includes cash flow from operations per share data (calculated as cash from operations divided by weighted average common shares outstanding
     - basic), EBITDA and certain per barrel information because investors may use this information to analyze operating performance, leverage and liquidity. The additional information should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Cash flow from operations is expressed before changes in non-cash working capital.
(2) Earnings before interest, taxes, depreciation, depletion, amortization and foreign exchange.

OIL SANDS PROJECT UPDATE

After three years of construction the AOSP achieved fully integrated operations on April 19, 2003. Ramp-up of production at the Athabasca Oil Sands Project continued during the remainder of the year with production volumes increasing, to average 84 per cent of capacity by the fourth quarter of 2003. High initial operating costs and the differentials realized for our current blend of products have impacted our financial results during this period.

Western attained its threshold for commercial bitumen production from the Project of 85,000 barrels per day (17,000 barrels per day Western's share) on June 1, and began reporting revenues as of this date. Production for the joint venture ramped up over the next seven months to average 118,000 barrels per day in 2003 (23,600 barrels per day net to Western) and 130,000 barrels per day in the fourth quarter (26,000 barrels per day net to Western). The Project continues to focus on hydrocarbon management processes at the Upgrader that are targeting higher conversion levels, and various other initiatives to increase profitability through improved energy efficiency and reliability, increased production rates and lower operating costs. The focus for the Project remains on continuous improvement - safely and steadily increasing production to the design capacity of 155,000 barrels per day while consistently meeting the needs of customers. The AOSP has achieved production rates at and above the 155,000 barrels per day design capacity for short periods during 2003, and we expect to reach this production level on a sustainable basis in 2004 and to continue to further increase production through de-bottlenecking initiatives.

FINANCIAL RESULTS

Western capitalized all start-up and operating costs in 2003 until commercial production was attained on June 1.

REVENUE

Western earned $281.1 million in crude oil sales revenue in 2003, including $226.2 million from our share of crude oil available for sale at the Upgrader, at an average realized price of $32.81 per barrel. Western generated net revenue of $163.5 million, after considering the impact of purchased feedstocks, and transportation costs downstream of Edmonton. Feedstocks are crude products introduced at the Upgrader. Some are introduced into the hydrocracking/hydrotreating process and some are used as blendstock to create various qualities of synthetic crude oil products. The cost of these feedstocks is dependent upon world oil markets and the spread between heavy and light crude oil prices.

NET EARNINGS

Western's net earnings attributable to common shareholders totaled $15.0 million ($0.30 per share) in 2003, for the seven months of commercial operations. This compares with a net loss attributable to common shareholders of $10.3 million ($0.21 per share) in 2002 prior to operational start-up. Earnings for the 2003 period include $35.3 million of unrealized foreign exchange gains on the company's US$450 million Senior Secured Notes and a future income tax recovery of $4.3 million. Cash flow from operations for the year was $5.8 million in 2003 ($0.12 per share) and included $38.4 million in interest charges.


OPERATING COSTS

Western's share of Project operating costs in 2003 totaled $106.8 million in the operating period. Included in operating costs are the costs of transporting bitumen from the Mine to the Upgrader and the costs associated with removing overburden at the Mine. This equates to a unit operating cost of $21.16 per barrel based on an average production rate of approximately 118,000 barrels per day for the seven months from June through December. These unit costs are expected to decline significantly as production volumes grow and stabilize and ramp-up challenges are resolved. The long-term target range for unit cash costs is $12.00 to $14.00 per barrel at Alberta gas price levels experienced in 2003 ($10.00 to $12.00 per barrel based on $4.00 per thousand cubic feet natural gas prices). Unit cash costs will be above this target in 2004 primarily due to the production ramp-up curve and additional non-recurring costs during ramp-up.

CAPITAL EXPENDITURES

Net capital expenditures totaled $148.4 million in 2003 and included: $40.3 million for Western's share of construction costs and sustaining capital for the Project; $29.9 million of capital repairs for the January fire and freeze damages, net of insurance recoveries; $49.5 million of net capitalized pre-operating costs; $23.5 million of direct capitalized finance costs; $2.2 million of diluent purchases; and $3.0 million for other assets.

As a result of fluctuations in the exchange rate of US to Canadian dollars between January 1, 2003 and May 30, 2003, Western capitalized an unrealized foreign exchange gain on its US denominated notes of $94.0 million. As of December 31, 2003, a net cumulative unrealized foreign exchange gain of $92.0 million had been capitalized as finance costs during the pre-commercial operations period.

Western capitalized a further $1.9 million in 2003 related to the company's share of the costs for construction of the Hydrogen Manufacturing Unit (HMU), down from the $15.7 million in 2002. The HMU costs are being financed primarily through a capital lease.

CORPORATE

FINANCING

The main change in debt financing in 2003 was the move to establish long-term working capital funding to sustain the company through operations. To this end, a $50 million Revolving Facility established in November of 2002 was increased in tranches over the year to $110 million. In October, a new $240 million Revolving Credit Facility was established, refinancing the previous Revolving Facility and providing for the repayment of the $88 million bridge note purchase facility. At year-end, $188 million was drawn and outstanding against the new Revolving Credit Facility compared with $20 million drawn on the previous Revolving Facility at December 31, 2002.

In January 2003, Western issued 2,050,000 Common Shares at a price of $24.50 per share for gross proceeds of approximately $50.2 million after expenses. The Common Shares were offered to the public on a bought-deal basis through a syndicate of underwriters led by TD Securities Inc. Net proceeds from the issue were used to fund the remaining costs for the Project and related expenses, for general corporate purposes and to reduce some of our short-term borrowings.

HEDGING

Western established a hedging program to mitigate exposure to the volatility of crude oil prices, thereby stabilizing current and future cash flow from the sale of synthetic crude products. The company's strategy is to protect the base capital program and ensure funding of debt obligations by providing a stable platform of cash flow. To this end, Western has entered into contracts for 20,000 barrels per day of crude oil for fiscal 2004 at US$27.37 per barrel, 16,000 barrels per day for the first three months of 2005 at US$26.17 per barrel and 7,000 barrels per day for April through December 2005 at US$26.87 per barrel.


INSURANCE

Arbitration proceedings under the terms of Western's insurance policy have been initiated to resolve the disputes with insurers surrounding the claims for payment pursuant to our cost overrun and production delay insurance policy. Western has filed insurance claims for the full limit of the policy, being $200 million and will also be seeking interest, punitive and aggravated damages. Once the full arbitration panel has been selected Western is hopeful the dispute will be resolved in an expeditious manner.

During the year Western has submitted claims, under the insurance coverage provided in our Joint Venture construction policies, in respect of the fire that occurred in January 2003 at the Muskeg River Mine extraction plant. Western has extensive insurance coverage in place and is seeking to recover these costs from insurers. To date, a total of $9.7 million has been received by Western for property damages. The Joint Venture has also filed a $500 million claim ($100 million for Western's share) in respect of loss of profits due to production delays from the fire.

No amounts, other than those collected at December 31, 2003, have been recognized in these statements relating to these insurance policies nor will an amount be recognized until the proceeds are received.

OUTLOOK

Our immediate focus is on continuous improvement as we look to stabilize production volumes by increasing plant availability. Western expects 2004 production volumes to increase towards sustained design capacity rates and unit operating costs to improve over levels achieved in 2003. We expect to provide guidance on unit operating costs and annual production volumes during the year, as ramp-up continues. Our capital expenditure program in 2004 will be approximately $40 million and any excess free cash flow will be used to repay our credit facilities.


We are evaluating opportunities to further expand our production base through development of the remaining oil sands leases that we have access to under the Joint Venture agreement with our joint venture partners. The current Muskeg River Mine Project is developing reserves out of a total resource base on Leases 13, 88, 89 and 90 estimated at 8.8 billion barrels (1.8 billion barrels for our share). We recently received preliminary approval from a joint panel of the AEUB and the Federal Government for the Jackpine Mine Expansion - Phase 1 development of the eastern portion of Lease 13. The application is subject to 19 conditions and must now be approved by the Cabinets of both the Provincial and Federal governments. Once approvals are received, we will move ahead with the project development phase, which includes feasibility studies and continued community dialogue. This expansion project has the potential to add 200,000 barrels per day (40,000 barrels per day net to Western) of bitumen production. A further 100,000 barrels per day (20,000 barrels per day net to Western) is expected from Phase 2 of the Jackpine Mine expansion. The timing and details of any expansion will be subject to the outcome of future evaluations of economics, market needs, regulatory requirements and sustainable development considerations.

WESTERN OIL SANDS INC.
  CONSOLIDATED BALANCE SHEETS

December 31                                                          2003               2002
==============================================================================================
($ THOUSANDS)
ASSETS
Current Assets
     Cash                                                  $        3,770    $        14,428
     Accounts Receivable                                           57,994              6,624
     Inventory (Note 3)                                             9,100              4,175
     Prepaid Expense                                                7,033                 --
----------------------------------------------------------------------------------------------
                                                                   77,897             25,227
----------------------------------------------------------------------------------------------

Capital Assets (Note 4)                                         1,353,317          1,306,989
Deferred Charges (Note 5)                                          20,903             27,422
Future Income Taxes (Note 11)                                       6,307                 --
----------------------------------------------------------------------------------------------
                                                                1,380,527          1,334,411
----------------------------------------------------------------------------------------------
                                                           $    1,458,424     $    1,359,638
==============================================================================================

LIABILITIES
Current Liabilities
   Accounts Payable and Accrued Liabilities                $       65,949     $       40,953
   Convertible Notes (Note 6)                                          --              4,055
   Obligations Under Capital Lease (Note 8)                         1,340                 --
----------------------------------------------------------------------------------------------
                                                                   67,289             45,008

 Long-term Liabilities
   Long-term Debt (Note 7)                                        860,580            775,820
   Obligations Under Capital Lease (Note 8)                        51,610             50,859
   Other (Note 9)                                                   9,720                 --
   Future Income Taxes (Note 11)                                       --                454
----------------------------------------------------------------------------------------------
                                                                  921,910            827,133
----------------------------------------------------------------------------------------------
                                                                  989,199            872,141
----------------------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY
Share Capital (Note 12)                                           476,667            426,275
Contributed Surplus (Note 13)                                         278                 --
Convertible Notes (Note 6)                                             --             83,945
Deficit                                                            (7,720)           (22,723)
----------------------------------------------------------------------------------------------
                                                                  469,225            487,497
----------------------------------------------------------------------------------------------

                                                           $    1,458,424     $    1,359,638
==============================================================================================

  Commitments and Contingencies (Note 17)

SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Approved by the Board of Directors:

         "ROBERT G. PUCHNIAK"                         "BRIAN F. MACNEILL"
         Robert G. Puchniak                           Brian F. MacNeill
         Director                                     Director

WESTERN OIL SANDS INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

Year ended December 31                                             2003               2002
============================================================================================
($ THOUSANDS, EXCEPT AMOUNTS PER SHARE)
REVENUES                                                   $    281,093      $          --

EXPENSES:
  Operating                                                     106,825                 --
  Purchased Feedstocks and Transportation                       117,580                 --
  Royalties                                                       1,151                 --
  General and Administrative                                      6,539              5,688
  Insurance                                                       1,661                 10
  Interest (Note 10)                                             38,429                 --
  Accretion on Asset Retirement Obligation (Note 9)                 471                 --
  Depreciation, Depletion and Amortization                       27,531                192
  Write-off of Deferred Charges (Note 7)                             --             22,759
  Foreign Exchange Gain                                         (34,976)                --
--------------------------------------------------------------------------------------------
NET EARNINGS (LOSS) BEFORE INCOME TAXES                          15,882            (28,649)
  Income Tax Recovery (Note 11)                                  (1,251)           (19,646)
--------------------------------------------------------------------------------------------
NET EARNINGS (LOSS)                                              17,133             (9,003)
  Charge for Convertible Notes (Note 6)                           2,130              1,283
--------------------------------------------------------------------------------------------
NET EARNINGS (LOSS) ATTRIBUTABLE TO COMMON SHAREHOLDERS    $     15,003      $     (10,286)
============================================================================================

Deficit at Beginning of Year                                     22,723             12,437
--------------------------------------------------------------------------------------------
Deficit at End of Year                                     $      7,720      $      22,723
============================================================================================

Net Earnings (Loss) Per Share (Note 12):
  Basic                                                    $       0.30      $       (0.21)
  Diluted                                                  $       0.29      $       (0.21)
--------------------------------------------------------------------------------------------

SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 WESTERN OIL SANDS INC.
 CONSOLIDATED STATEMENTS OF CASH FLOWS

Year ended December 31
                                                                    2003              2002
============================================================================================
($ THOUSANDS)
CASH PROVIDED BY (USED IN)
OPERATING ACTIVITIES
     Net Earnings (Loss)                                  $       17,133      $     (9,003)
Non-cash items:
   Depreciation, Depletion and Amortization                       27,531               192
   Accretion on Asset Retirement Obligation (Note 9)                 471                --
   Stock Based Compensation (Note 13)                                278                --
   Write-off of Deferred Charges (Note 7)                             --            22,759
   Unrealized Foreign Exchange Gain (Note7)                      (35,280)               --
   Future Income Tax Recovery (Note 11)                           (4,330)          (22,551)
--------------------------------------------------------------------------------------------
CASH FROM OPERATIONS                                               5,803            (8,603)
Increase in Non-Cash Working Capital (Note 18)                    (7,133)           (7,965)
--------------------------------------------------------------------------------------------
                                                                  (1,330)          (16,568)
--------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
   Issue of Share Capital (Note 12)                               51,682             1,977
   Share Issue Expenses (Note 12)                                 (2,211)               --
   Issue of Long-term Debt                                       214,000           773,840
   Repayment of Long-term Debt                                        --          (279,481)
   Deferred Charges                                               (1,017)          (17,927)
   (Repayment) Issue of Convertible Notes                        (88,000)           88,000
   Charge for Convertible Notes (Note 6)                          (3,640)           (1,283)
   Repayment of Obligations Under Capital Lease                     (470)          (53,687)
--------------------------------------------------------------------------------------------
CASH GENERATED                                                   170,344           511,439
--------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
   Capital Expenditures                                         (158,153)         (527,541)
   Insurance Proceeds                                              9,680                --
   Increase in Non-Cash Working Capital (Note 18)                (31,199)           (5,875)
--------------------------------------------------------------------------------------------
CASH INVESTED                                                   (179,672)         (533,416)
--------------------------------------------------------------------------------------------

Decrease in Cash                                                 (10,658)          (38,545)
Cash at Beginning of Year                                         14,428            52,973
--------------------------------------------------------------------------------------------

CASH AT END OF YEAR                                       $        3,770      $     14,428
============================================================================================

SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

WESTERN OIL SANDS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(TABULAR DOLLAR AMOUNTS IN $ THOUSANDS, EXCEPT FOR SHARE AMOUNTS)


     1.       BUSINESS OF THE CORPORATION

     Western Oil Sands Inc. (the "Corporation") was incorporated on June 18, 1999 under the laws of the Province of Alberta. The Corporation holds an undivided 20 per cent working interest in an oil sands project in the Athabasca region of northeast Alberta ("the Oil Sands Project"). Shell Canada Limited and Chevron Canada Limited hold the remaining 60% and 20% interests, respectively. The Oil Sands Project consists of direct or indirect participation in the design, construction and operation of mining, extracting, transporting and upgrading of oil sands deposits. The Corporation is also actively pursuing other oil sands and related business opportunities.


     2.       SUMMARY OF ACCOUNTING POLICIES

(a)  PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of the Corporation and its wholly-owned subsidiary corporations and limited partnership, 852006 Alberta Limited, Western Oil Sands, L.P., Western Oil Sands Finance Inc. and Western Oil Sands (USA) Inc. (inactive). The Corporation's oil sands activities are conducted jointly with others. These financial statements reflect only the Corporation's proportionate interest in such activities.

(b)  COMMENCEMENT OF COMMERCIAL OPERATIONS

     Effective June 1, 2003, the Corporation commenced commercial operations, as determined by management, as all aspects of the facilities became fully operational and the Oil Sands Project achieved fifty percent of the stated design capacity of 155,000 barrels per day. Accordingly, the Corporation has recorded revenues and expenses related to the Corporation's share of operations of the Oil Sands Project from that date. Prior to June 1, 2003 all revenues, operating costs and interest were capitalized as part of the costs of the Oil Sands Project, and no depreciation, depletion and amortization expensed.

(c)  MEASUREMENT UNCERTAINTY

     The preparation of financial statements in conformity with Canadian Generally Accepted Accounting Principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Such estimates relate to unsettled transactions and events as of the date of the Consolidated Financial Statements. Actual results may differ from these estimated amounts as future events occur.

     Specifically, amounts recorded for Depreciation, Depletion and Amortization are based on estimates of crude oil reserves, for Asset Retirement Obligation are based on assumptions of the future costs to dismantle the assets and restore the site of the Oil Sands Project and for Future Income Tax are based on assumptions of the timing and at which tax rates temporary differences are expected to reverse. These estimates of reserves and assumptions of future costs and timing of tax pool use are subject to measurement uncertainty, and the impact to the Consolidated Financial Statements of future periods could be material.

(d)  FOREIGN CURRENCY TRANSLATION

     Transactions in foreign currencies are translated into Canadian dollars at exchange rates prevailing at the transaction dates. Monetary assets and liabilities denominated in a foreign currency are translated into Canadian dollars at rates of exchange in effect at the end of the period, with the resulting unrealized gain or loss being recorded in the Consolidated Statement of Operations and Deficit, after the commencement of operations. Prior to the commencement of operations these unrealized gains and losses were capitalized.

(e)  CASH

     Cash presented in the consolidated financial statements is comprised of cash and cash equivalents and includes short-term investments with a maturity of three months or less when purchased.

(f)  INVENTORY

     Product and Parts, Supplies and Other inventories are stated at the lower of average cost and net realizable value.

(g)  CAPITAL ASSETS

     Capital assets are recorded at cost less accumulated provisions for depreciation, depletion and amortization. Capitalized costs include costs specifically related to the acquisition, exploration, development and construction of the related project. This includes interest, which is capitalized during the construction and start-up phase for each project. Capital assets are reviewed for impairment whenever events or conditions indicate that their net carrying amount may not be recoverable from estimated future cash flows. If an impairment is determined the assets are written down to the fair market value.

     Depletion on the Oil Sands Project is provided over the life of proved and probable reserves on a unit of production basis, commencing when the facilities were substantially complete and after commercial production had begun. Other capital assets are depreciated on a straight-line basis over their useful lives, except for lease acquisition costs and certain mine assets, which are amortized and depreciated over the life of proved and probable reserves. The estimated useful lives of depreciable capital assets are as follows:

     Leasehold improvements                                          5 years
     Furniture and fixtures                                          5 years
     Computers                                                       3 years

(h)  ASSET RETIREMENT OBLIGATION

     Effective January 1, 2003 the Corporation early adopted CICA 3110 "Asset Retirement Obligations". The new standard requires that the Corporation recognize an asset and a liability for any existing asset retirement obligations, which is determined by estimating the fair value of this commitment at the balance sheet date. The fair value is determined by the Corporation by first estimating the expected timing and amount of cash flows, using third party costs, that will be required for future dismantlement and site restoration, and then present valuing these future payments using a credit adjusted risk free rate appropriate for the Corporation. Any change in timing or amount of the cash flows subsequent to initial recognition results in a change in the asset and liability. Over the estimated life of the asset and liability the Corporation recognizes depletion on the asset and accretion on the liability.

(i)  CONVERTIBLE NOTES

     Amounts drawn under the Note Purchase Facility are deemed to consist of both an equity and a liability component in accordance with Canadian GAAP. The initial carrying amounts recognized for the equity and debt component are adjusted for accretion to bring the equity component to the stated principal amount of the Note Purchase Facility at maturity and to remove the debt component. Accretion is charged directly to the Deficit. Upon maturity of the Note Purchase Facility the equity component amount was refinanced by the Corporation under the Revolving Credit Facility, see note 7(c).

(j)  STOCK-BASED COMPENSATION PLAN

     The Corporation has a stock-based compensation plan, which is described in
     Note 13. Effective January 1, 2002, the Corporation adopted CICA 3870 "Stock-based Compensation and Other Stock-based Payments". CICA 3870 is applied to all stock-based payments to non-employees and to employee awards that are direct awards of stock, stock appreciation rights and similar awards to be settled in cash. CICA 3870 is applied to all grants of stock options on or after January 1, 2002.

     During the fourth quarter, effective for January 1, 2003 the Corporation began prospectively recognizing compensation expense for options granted under the plan in accordance with the fair value method. Under the transitional provisions in CICA 3870 the Corporation is required only to apply the fair value based method, and record compensation expense and Contributed Surplus, to awards granted, modified or settled on or after the beginning of the fiscal year, in which the Corporation adopts the fair value method for those awards. Accordingly, only awards issued from January 1, 2003 require compensation expense to be recognized in accordance with CICA 3870. Compensation expense for options granted during 2003 is determined based on the fair values at the time of grant and are recognized over the estimated vesting periods of the respective options. For options granted prior to January 1, 2003 the Corporation continues to disclose the pro forma net earnings (loss) impact of the related compensation expense. Pro forma compensation-related earnings impacts are determined on the same basis as the 2003 options.

     Consideration received on the exercise of stock options granted is credited to share capital, and if related to any stock options that were granted during the year ended December 31, 2003, then an amount equal to the compensation expense recognized to that date is reclassified from Contributed Surplus to Common Shares.

(k)  REVENUE RECOGNITION

     The revenue associated with the sale of crude oil products is recorded as title and other significant risks and rewards of ownership are passed to the customer.

(l)  NET EARNINGS (LOSS) PER SHARE

     The Corporation uses the treasury stock method to determine the dilutive effects of stock options and other dilutive instruments.

(m)  DERIVATIVE FINANCIAL INSTRUMENTS

     Financial instruments are used by the Corporation to hedge its exposure to market risks relating to commodity prices and foreign currency exchange rates. The Corporation's policy is not to utilize financial instruments for speculative purposes.

     The Corporation formally documents all relationships between hedging instruments and hedged items as well as its risk management objectives and strategies for undertaking various hedge transactions. This process includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. The Corporation also assesses, both at the hedges' inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

     The Corporation enters into hedges with respect to a portion of its oil production to achieve a more predictable cash flow by reducing its exposure to price and currency fluctuations. These transactions are entered into with major Canadian financial institutions. Gains and losses from these financial instruments are recognized in oil revenues as the hedge sale transactions occur.

(n)  EMPLOYEE FUTURE BENEFITS (PENSION PLAN)

     The Corporation has a defined contribution pension plan for its direct employees and as a result of the 20% ownership in the Oil Sands Project has a defined benefit pension plan for employees of the Oil Sands Project. For the defined contribution pension plan the expense is recognized as payments are made or entitlements are earned.

     For the defined benefit pension plan the costs are determined using the projected benefit method based on length of service and reflects the Oil Sands Project's best estimate of expected plan investment performance, salary escalation, retirement ages of employees, withdrawal rates and mortality rates. The expected return on plan assets is based on the fair value of those assets and the obligation is discounted using a market interest rate at the beginning of the year on high quality corporate debt instruments. Pension expense includes the cost of pension benefits earned during the current year, the interest cost on pension obligations, the expected return on pension plan assets, the amortization of adjustments arising from pension plan amendments and the excess of the net actuarial gain or loss over ten percent of the greater of the benefits obligation and the fair value of plan assets. The amortization period covers the expected average remaining service lives of employees covered by the plans.

(o)  COMPARATIVE AMOUNTS

     Certain comparative amounts have been reclassified to conform to the current year's presentation.


     3.       INVENTORY

                                                         2003             2002
 ===============================================================================
 Product Inventory                               $      3,381     $      4,175
 Parts, Supplies and Other                              5,719               --
 -------------------------------------------------------------------------------
                                                 $      9,100     $      4,175
 ===============================================================================

     4.       CAPITAL ASSETS

                                                                      2003
 -----------------------------------------------------------------------------------------------
                                                                      ACCUM.
                                                        COST           DD&A*            NET
 Oil Sands Project                                  $1,304,460    $    (18,954)     $1,285,506
 Oil Sands Project Assets Under Capital Lease           52,744            (795)         51,949
 Other Assets                                           16,639            (777)         15,862
 -----------------------------------------------------------------------------------------------
                                                    $1,373,843    $    (20,526)     $1,353,317
 ===============================================================================================

                                                                      2002
 -----------------------------------------------------------------------------------------------

 Oil Sands Project                                  $1,243,061    $         --      $1,243,061
 Oil Sands Project Assets Under Capital Lease           50,859              --          50,859
 Other Assets                                           13,601            (532)         13,069
 -----------------------------------------------------------------------------------------------
                                                    $1,307,521    $       (532)     $1,306,989
 ===============================================================================================

 *   Accumulated Depreciation, Depletion and Amortization


     5.       DEFERRED CHARGES

                                                                    2003                 2002
 -----------------------------------------------------------------------------------------------
 Deferred Charges                                             $   28,440           $   27,422
 Less: Amortization                                               (7,537)                  --
 -----------------------------------------------------------------------------------------------
                                                                 $20,903           $   27,422
 ===============================================================================================

Deferred charges include primarily debt financing costs that have been incurred in establishing the Corporation's various debt facilities. These amounts are being amortized over the term of the related debt facilities following start-up of the Oil Sands Project.

     6.       CONVERTIBLE NOTES

On October 25, 2001 the Corporation established an $88 million two-year Note Purchase Facility (the "Note Purchase Facility") with a Canadian chartered bank. Borrowings under the Note Purchase Facility bore interest at the bank's prime lending rate, the bankers' acceptance rate or the LIBOR rate plus applicable margins ranging from 125 to 225 basis points. The notes issuable pursuant to draws on the Note Purchase Facility were convertible, at maturity at the option of the Corporation and in the event of a default at the option of the bank, into Common Shares of the Corporation. The Convertible Notes matured on October 25, 2003, and the Corporation refinanced these Convertible Notes using availability that it had under its new Revolving Credit Facility (see Note 7 (c)). For the year ended December 31, 2003 the Corporation accreted $3.6 million ($2.1 million net of tax) in respect to the interest paid on the Note Purchase Facility.

     7.       LONG-TERM DEBT
                                                         2003          2002
=============================================================================
US$450 million Senior Secured Notes        (a)      $ 581,580     $ 710,820
Senior Credit Facility                     (b)         91,000        45,000
Revolving Credit Facility                  (c)        188,000        20,000
-----------------------------------------------------------------------------
                                                    $ 860,580     $ 775,820
=============================================================================


(a) On April 23, 2002, the Corporation issued Senior Secured Notes in the amount of US$450 million, bearing interest at 8.375%, with a maturity of May 1, 2012 (the "Offering"). The net proceeds of the Offering were used to repay all amounts outstanding under the Corporation's original $535 million bank facility (which was cancelled upon repayment) and repay an amount of $53.7 million due to Shell Canada Limited (representing the acquisition cost of the Corporation's interest in the Oil Sands Project lease plus accumulated interest), with the balance of the proceeds used to fund the Corporation's share of remaining construction costs for the Oil Sands Project. The Senior Secured Notes provide the holders with security over all the assets of the Corporation, subordinated to the Senior Credit Facility, until the Corporation achieves an investment grade corporate credit rating, at which time the Senior Secured Notes become unsecured. Upon completion of the offering, $22.8 million of issue costs and charges relating to non-continuing debt facilities were written off.

     The Senior Secured Notes are recorded in Canadian dollars at the exchange rate in effect at the balance sheet date. An unrealized foreign exchange gain totaling $129.3 million was recognized during the year as a result of changes in the foreign exchange rate between the US and Canadian dollars. Of this gain $94.0 million was capitalized as it occurred prior to commercial operations and the balance of $35.3 million was recognized in the Statement of Operations and Deficit.

(b) In conjunction with the Offering, the Corporation established a new $100 million Senior Credit Facility (the "Senior Credit Facility") with a syndicate of Canadian chartered banks, up to $75 million of which was to be used to fund the first year's debt service under the Offering and construction completion costs; the remaining $25 million was to be used for working capital and letter of credit requirements. Borrowings under the facility bear interest at the lenders' prime lending rate, the bankers' acceptance rate or the LIBOR rate plus applicable margins ranging from 100 to 200 basis points. The Senior Credit Facility matures and is repayable on April 23, 2005. The Senior Credit Facility contains certain covenants and other provisions, which restrict the Corporation's ability to incur additional indebtedness, pay dividends or make distributions of any kind, undertake an expansion of the Oil Sands Project, dispose of its interest in the oil sands project, or change the nature of its business. The Senior Credit Facility provides the banks with security over all of the assets of the Corporation, with the exception of certain intercompany notes and note guarantees issued in connection with the Offering detailed in Note 7(a). At December 31, 2003, an amount of $91 million ($45 million - 2002) had been drawn under this Senior Credit Facility and letters of credit for $7.1 million ($15.4 million - 2002) had been issued.

(c) On November 19, 2002, the Corporation established a $50 million 364-day Extendible Revolving Credit Facility (the "Revolving Facility") with a syndicate of Canadian chartered banks. On January 30, 2003 the Corporation increased the availability under the Revolving Facility with the addition of another Canadian chartered bank to the syndicate by $25 million to a total of $75 million. On May 1, 2003 the Corporation further increased the availability with the existing lenders by $35 million to a total of $110 million. Borrowings under the

     Revolving Facility bore interest at the lenders' prime lending rate, the bankers' acceptance rate or the LIBOR rate plus applicable margins ranging from 100 to 200 basis points. The Revolving Facility provided the banks with security over all of the assets of the Corporation, with the exception of certain intercompany notes and note guarantees in connection with the Offering detailed in Note 7(a). The Revolving Facility contained a two-year term-out provision should the facility not be renewed.

     On October 16, 2003 the Corporation established a new Revolving Credit Facility in the amount of $240 million, $15 million of which is available only for letter of credit requirements. This new Revolving Credit Facility refinanced the Corporation's Convertible Notes and the existing Revolving Facility, and provided additional working capital availability. The new Revolving Credit Facility has the same terms and conditions as described in the above paragraph for the Revolving Facility and in addition established certain financial covenants including a limit on the amount available for drawdown. At December 31, 2003 the limit available for drawdown was $215 million, of which $188 million ($20 million - 2002) had been drawn. In addition letters of credit for $0.5 million (nil - 2002) had been issued.


     8.       OBLIGATIONS UNDER CAPITAL LEASE

                                                          2003             2002
================================================================================
Obligations Under Capital Lease                    $    52,950      $    50,859
Less:  Current Portion                                  (1,340)              --
--------------------------------------------------------------------------------
                                                   $    51,610      $    50,859
================================================================================

The capital lease obligation relates to the Corporation's share of capital costs for the hydrogen-manufacturing unit within the Oil Sands Project. Repayment of the principal obligation is scheduled to be $1.3 million in 2004 and thereafter until fully repaid.


     9.       OTHER LONG-TERM LIABILITIES

                                                          2003             2002
================================================================================
Operating Lease Guarantee Obligation               $     2,583
                                                                    $        --
Asset Retirement Obligation                              7,137               --
--------------------------------------------------------------------------------
                                                   $     9,720      $        --
================================================================================

Under the Mobile Equipment Lease, described in note 17(a), the Corporation is committed to pay its 20 per cent share of an amount equal to 85 per cent of the original cost of the equipment to the lessor at the end of the terms of the lease. Accordingly, the Corporation recognizes, as a liability, a portion of this future payment as it relates to the service life of the equipment that has passed.

The Corporation, in association with its 20 per cent working interest in the Oil Sands Project, is also responsible for its share of future dismantlement costs and site restoration costs in the mining, extracting and upgrading activities. The Corporation currently estimates that the total undiscounted amount of its share of these costs to be approximately $37.3 million, with the majority of that amount to be paid at the end of the current reserves for the Project. The Corporation has assumed a credit adjusted risk free rate of 7.0%, resulting in the Corporation recognizing a Capital Asset and a long-term liability of $6.7 million at January 1, 2003. Accretion expense of $0.5 million has been recognized during 2003 on the long-term liability and the amount included in Capital Assets has been depleted in accordance with the Capital Assets policy. During the year the Corporation incurred $0.1 million of restoration costs in respect of this liability.


     10.      INTEREST EXPENSE


                                                            2003           2002
================================================================================
Interest on Long-term Debt                         $      60,522     $   48,126
Capitalized Interest in Oil Sands Project                (23,479)       (48,126)
--------------------------------------------------------------------------------
Interest Expense, Net                                     37,043             --
Interest on Obligations Under Capital Lease                1,386             --
--------------------------------------------------------------------------------
                                                   $      38,429     $       --
================================================================================

It is the Corporation's policy to capitalize carrying costs including interest expense for capital assets acquired, constructed or developed over time. As at December 31, 2003, $87.1 million of net interest expense (December 31, 2002 - $63.6 million) had been capitalized as part of the cost of the Oil Sands Project, representing the interest expense from inception to June 1, 2003 the date the Corporation commenced commercial operations.

On a cash basis interest paid for the year ended December 31, 2003 was $63.8 million (December 31, 2002 - $40.6 million). Cash interest received for the year ended December 31, 2003 was $0.2 million (December 31, 2002 - $2.3 million).

     11.      INCOME TAXES

                                                          2003             2002
================================================================================
Large Corporations Tax                             $     3,079       $    2,905
Future Income Tax                                       (4,330)         (22,551)
--------------------------------------------------------------------------------
INCOME TAX RECOVERY                                $    (1,251)      $  (19,646)
================================================================================

Cash taxes paid during the year ended December 31, 2003 were $4.5 million (December 31, 2002 - $2.4 million) and related solely to Large Corporations Tax.

At December 31, the future income tax liability consists of:

                                                          2003             2002
================================================================================
Future Income Tax Assets
   Net Losses Carried Forward                      $    49,682      $    19,069
   Share Issue Costs                                     1,723            2,096
   Debt Issue Costs                                         --            1,386
Future Income Tax Liabilities
   Capital Assets in Excess of Tax Values              (38,860)         (23,005)
   Unrealized Foreign Exchange Gain                     (6,209)              --
   Debt Issue Costs                                        (29)              --
--------------------------------------------------------------------------------
NET FUTURE INCOME TAX ASSET (LIABILITY)            $     6,307      $      (454)
================================================================================

The following table reconciles income taxes calculated at the Canadian statutory rate of 41.12% (2002 - 42.12%) with actual income taxes:

                                                          2003             2002
================================================================================
Net Earnings (Loss) before Income Taxes             $   15,882      $   (28,649)

Income Tax Expense (Recovery) at Statutory Rate          6,531          (12,067)
Effect of Tax Rate Changes                               1,851               --
Non-Taxable Portion of Foreign Exchange Gain            (8,298)              --
Resource Allowance                                      (4,414)              --
Recognition of Losses Brought Forward                       --          (10,484)
Large Corporations Tax                                   3,079            2,905
--------------------------------------------------------------------------------
INCOME TAX RECOVERY                                $    (1,251)     $   (19,646)
================================================================================

At December 31, 2003, the Corporation had approximately $1.5 billion of tax pools available. Included in the tax pools are $129.3 million of tax loss carry forward balances as evaluated at December 31, 2003, with expiry dates as follows:

       YEAR CREATED             AMOUNT                    EXPIRY
     -------------------------------------------------------------

           1999                $    1.2 million             2006
           2000                $   11.7 million             2007
           2001                $    8.8 million             2008
           2002                $   24.7 million             2009
           2003                $   82.9 million             2010
     -------------------------------------------------------------


     12.      SHARE CAPITAL

(a)  AUTHORIZED

     The Corporation is authorized to issue an unlimited number of Class A shares ("Common Shares"), an unlimited number of non-voting Convertible Class B Equity Shares ("Class B Shares"), an unlimited number of non-voting Class C Preferred Shares and an unlimited number of Class D Preferred Shares, issuable in series.

     The Common Shares are without nominal or par value. The Class B Shares were convertible into Common Shares upon successful completion of a public offering or certain other events, but with no additional consideration owing to the Corporation. There have been no Class C Preferred Shares issued. The Class D Preferred Shares, Series A, which have been issued, are convertible into Common Shares at the holders' options prior to redemption on a one for one basis.

(b)  ISSUED AND OUTSTANDING
                                                         NUMBER
COMMON SHARES                                         OF SHARES          AMOUNT
================================================================================
Balance at December 31, 2001                         47,513,971    $    435,340
--------------------------------------------------------------------------------
Issued for cash                                         228,500           1,977
Renunciation of Flow-through Shares (1)                      --         (23,005)
--------------------------------------------------------------------------------
Balance at December 31, 2002                         47,742,471         414,312
Issued for Cash                                       2,050,000          50,225
Issued on Exercise of Employee Stock Options            163,800           1,457
Share Issue Costs, Net of Tax                                --          (1,290)
--------------------------------------------------------------------------------
Balance at December 31, 2003                         49,956,271         464,704


CLASS D PREFERRED SHARES
================================================================================
Balance at December 31, 2002 and 2003                   666,667    $     11,963
--------------------------------------------------------------------------------

================================================================================
TOTAL SHARE CAPITAL                                  50,622,938    $    476,667
================================================================================

(1) In accordance with certain provisions of the Income Tax Act, Canadian exploration expenses or Canadian development expenses related to expenditures of the subscribed funds for shares issued on a flow-through basis are transferred to the shareholders. Effective December 31, 2002, all the expenditures related to these shares had been renounced and the tax deductions were transferred to the shareholders. Accordingly, a future income tax liability is created and share capital is reduced by the tax effect of the renounced expenditures.

(c)  NET EARNINGS (LOSS) PER SHARE

     The following table summarizes the Common Shares used in calculating Net Earnings (Loss) per Common Share:

                                                               2003         2002
--------------------------------------------------------------------------------
Weighted Average Common Shares Outstanding - Basic       50,344,332   48,330,320
Effect of Stock Options and Warrants                        965,308           --
--------------------------------------------------------------------------------
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING - DILUTED     51,309,640   48,330,320
================================================================================

     Due to a loss for the twelve months ended December 31, 2002 zero incremental shares are included in the 2002 diluted weighted average common shares outstanding.

(d)  CLASS D PREFERRED SHARES

     The Corporation has 666,667 Class D Preferred Shares, Series A outstanding. The Class D Preferred Shares, Series A, can be converted into Common Shares at the holders' option prior to redemption on a one for one basis. If not previously converted, they are redeemable at the option of the Corporation at any time at a price equal to their issue price, plus a cumulative dividend of 12% per year compounded semi-annually until January 1, 2007, from which date the dividend increases by 3% per quarter to a maximum of 24% per year. Cash dividends are not paid on the Class D Preferred Shares.

(e)  CALL OBLIGATIONS

     The Corporation entered into call obligation agreements with certain shareholders, which obligated the holders of the obligations to purchase up to 3,040,000 Class B Shares for $5.00 per share. The Corporation was entitled to require the subscriber to exercise their call obligations at its discretion upon the satisfaction of certain conditions. These call obligations were to have expired on December 31, 2001, but were extended until March 31, 2003 at which time they expired unexercised. An additional 2,589,641 call obligations were entered into in July 2001, whereby each call obligation is exercisable into one Class B Share and one warrant to purchase a Class B Share upon the payment of $13.00 per call obligation. These call obligations were exercisable until March 31, 2003 and the underlying warrant was exercisable at the then market price for a period of four years after the call obligation exercise. These obligations expired unexercised.

(f)  WARRANTS

     The Corporation has 494,224 Class A Warrants outstanding. Each Class A Warrant entitles the holder to purchase one Common Share at $2.50 per share until five years after start-up of the Oil Sands Project.

(g)  ISSUANCES

     On February 7, 2003, the Corporation completed a public offering for the issuance of 2,050,000 Common Shares for aggregate proceeds of $50.2 million, before consideration of share issue costs of $2.2 million ($1.3 million net of tax). The offering was underwritten by a syndicate of Canadian underwriters and undertaken through the filing of a short form prospectus. Proceeds of the offering were used to pay down certain amounts that had been drawn on the bank debt and to fund capital expenditures.


     13.      STOCK OPTIONS

(a)  STOCK OPTION PLAN

     The Corporation has established a Stock Option Plan for the issuance of options to purchase Common Shares to directors, officers and employees of the Corporation and its subsidiaries. Options granted under the Stock Option Plan generally vest on an annual basis over four years. The stock options expire five years from each vesting date.

                                                   2003                           2002
====================================================================================================
                                                         WEIGHTED                      WEIGHTED
                                        NUMBER OF        AVERAGE       NUMBER OF       AVERAGE
                                         OPTIONS      EXERCISE PRICE    OPTIONS     EXERCISE PRICE
----------------------------------------------------------------------------------------------------
Outstanding at Beginning of Year         1,329,500      $    14.40      1,238,000     $    9.52
Granted                                    233,000           25.72        429,000         23.91
Exercised                                 (163,800)           8.90       (228,500)         8.64
Cancelled                                  (54,000)           9.13       (109,000)         8.50
----------------------------------------------------------------------------------------------------
Outstanding at End of Year               1,344,700      $    17.25      1,329,500     $   14.40
====================================================================================================
Exercisable at End of Year                 660,700      $    11.46        550,000     $    9.02
====================================================================================================

     The following table summarizes Stock Options outstanding and exercisable under the Stock Option Plan at December 31, 2003:

                                 OPTIONS OUTSTANDING                  OPTIONS EXERCISABLE
                     -------------------------------------------------------------------------
                                      WEIGHTED       WEIGHTED                       WEIGHTED
                                       AVERAGE        AVERAGE                        AVERAGE
  EXERCISE PRICE         NUMBER       REMAINING      EXERCISE     NUMBER OF         EXERCISE
                      OF OPTIONS        LIFE          PRICE        OPTIONS           PRICE
----------------------------------------------------------------------------------------------
                                       (months)
  $ 8.50 - $12.00       504,100           44.8    $      8.57       486,600     $    8.55
  $12.01 - $16.00       178,600           63.7          14.66        81,850         14.70
  $20.01 - $24.00       411,500           69.1          23.85        87,875         23.82
  $24.01 - $28.00       200,500           80.3          25.07         4,375         25.43
  $28.01 - $32.00        50,000           90.0          28.22            --            --
----------------------------------------------------------------------------------------------
                      1,344,700           61.7    $     17.25       660,700     $   11.46
==============================================================================================

     The number of Common Shares reserved for issuance under the Stock Option Plan was 2,607,700 at December 31, 2003 (3,000,000 at December 31, 2002).

(b)  STOCK-BASED COMPENSATION

     During 2003 the Corporation recognized $0.3 million (nil - 2002) in compensation expense related to stock-based compensation issued during 2003. This is the portion of stock based compensation that is related to 2003 employee services rendered. The weighted average fair value of the 233,000 options granted during 2003 was $9.08 using the Black-Scholes option pricing model. In 2002 there were 429,000 options granted at a weighted average fair value of $8.39, however in accordance with CICA 3870 no compensation expense has been recognized. The following table sets out the assumptions used in applying the Black-Scholes model:

                                                          2003            2002
--------------------------------------------------------------------------------
Risk free interest rate, average for year                 4.54%           4.55%
Expected life (in years)                                  5.00            5.00
Expected volatility                                       0.30            0.30
Dividend per share                                          --              --
--------------------------------------------------------------------------------

No compensation expense has been recognized for stock options granted before January 1, 2003, in accordance with Note 1(j). Had compensation expense been determined based on the fair value method for awards made after December 31, 2001 but before January 1, 2003, the Company's net income and earnings per share would have been adjusted to the proforma amounts indicated below:

                                                                               2003           2002
----------------------------------------------------------------------------------------------------
Net Earnings (Loss) Attributable to Common Shareholders - As Reported   $    15,003   $    (10,286)
Compensation Expense                                                          1,177            703
----------------------------------------------------------------------------------------------------
Net Earnings (Loss) Attributable to Common Shareholders -               $    13,826   $    (10,989)
Proforma
----------------------------------------------------------------------------------------------------
Basic Earnings (Loss) Per Share:
  As Reported                                                           $      0.30   $      (0.21)
  Proforma                                                              $      0.27   $      (0.23)
Diluted Earnings (Loss) Per Share:
  As Reported                                                           $      0.29   $      (0.21)
  Proforma                                                              $      0.27   $      (0.23)
====================================================================================================


     14.      SHAREHOLDERS' RIGHTS PLAN

The Corporation has a shareholders' rights plan (the "Plan"). Under the Plan, one right will be issued with each Common Share issued. The rights remain attached to the Common Share and are not exercisable or separable unless one or more certain specified events occur. If a person or group acting in concert acquires 20 per cent or more of the Common Shares of the Corporation, the rights will entitle the holders thereof (other than the acquiring person or group) to purchase Common Shares of the Corporation at a 50 per cent discount from the then market price. The rights are not triggered by a "Permitted Bid", as defined in the Plan.


     15.      EMPLOYEE FUTURE BENEFITS

The Corporation has a defined contribution pension plan for its direct employees and as a result of the 20% ownership in the Oil Sands Project has a defined benefit pension plan for employees of the Oil Sands Project. All of the information pertaining to the defined benefit pension plan in this note represents the Corporation's 20% ownership in the Oil Sands Project.

The total expense for the year ended December 31, 2003 for the Corporation's defined contribution plan was $0.2 million (December 31, 2002 - $0.09 million).

Information for the defined benefit pension plan is as follows:

                                                                         2003
--------------------------------------------------------------------------------
Accrued Benefit Obligation, Beginning of Year                     $        --
     Current Service Cost                                                 824
     Interest Cost                                                         88
     Other                                                                200
     Benefits Paid                                                        (28)
--------------------------------------------------------------------------------
Accrued Benefit Obligation, End of Year                           $     1,084
================================================================================

Fair Value of Plan Assets, Beginning of Year                               --
     Employer Contributions                                             1,078
     Actual Return on Plan Assets                                          81
     Benefits Paid                                                        (28)
--------------------------------------------------------------------------------
Fair Value of Plan Assets, End of Year                            $     1,131
================================================================================

Funded Status - Plan Surplus                                               47
Other                                                                     165
--------------------------------------------------------------------------------
Accrued Benefit Asset                                             $       212
================================================================================

Components of Expense
     Current Service Cost                                         $       824
     Interest Cost                                                         88
     Expected Return on Plan Assets                                       (70)
     Other                                                                  8
--------------------------------------------------------------------------------
Net Expense                                                       $       850
================================================================================

The significant actuarial assumptions used to determine the periodic expense and accrued benefit obligations are as follows:

                                                                         2003
--------------------------------------------------------------------------------
Discount Rate                                                            6.50%
Expected Long-term Rate of Return on Plan Assets                         7.00%
Rate of Compensation Increase                                            4.25%
--------------------------------------------------------------------------------

     16.      FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Corporation's financial instruments that are included in the Consolidated Balance Sheets are comprised of cash, accounts receivable, accounts payable and accrued liabilities, long-term borrowings and the Convertible Notes.

(a)  COMMODITY PRICE RISK

     The Corporation has entered into various commodity pricing agreements designed to mitigate the exposure to the volatility of future crude oil prices. As at December 31, 2003 the agreements are summarized as follows:

                   NOTIONAL                                   AVERAGE          UNREALIZED INCREASE
                    VOLUME                                  SWAP PRICE       (DECREASE) TO FUTURE
INSTRUMENT         (bbls/d)          HEDGE PERIOD             ($/bbl)           REVENUE (Cdn $)
====================================================================================================
WTI Swaps           20,000           Fiscal 2004             US$27.37        $        (25,955)
WTI Swaps           16,000      January to March 2005        US$26.17                  (3,221)
WTI Swaps            7,000      April to December 2005       US$26.87                    (850)
----------------------------------------------------------------------------------------------------
                                                                             $        (30,026)
====================================================================================================

(b)  CREDIT RISK

     A significant portion of the Corporation's accounts receivable is with customers in the oil and gas industry, and is subject to normal industry credit risks. The Corporation has in place credit practices that limit transactions to counterparties of minimum investment grade quality.

     The Corporation's crude oil swap agreements are all with major financial institutions in Canada.

(c)  INTEREST RATE RISK

     At December 31, 2003, the increase or decrease in net earnings for each one percent change in the interest rates on floating debt amounts to $2.8 million. At December 31, 2002, there would be no increase or decrease in net earnings from a one percent change in the interest rates on floating rate debt as all interest had been capitalized as part of the cost of the Oil Sands Project.

(d)  FOREIGN CURRENCY RISK

     Foreign currency risk is the risk that a variation in exchange rates between the Canadian dollar and foreign currencies will affect the Corporation's operating and financial results. At December 31, 2003, the Corporation has revenue and expenses transacted in US dollars, and has US dollar denominated Senior Secured Notes, as described in Note 7(a). At December 31, 2002, the Corporation's only significant exposure to these foreign exchange risks was in connection with its Senior Secured Notes.

(e)  FAIR VALUES OF FINANCIAL ASSETS AND LIABILITIES

     The fair values of financial instruments that are included in the Consolidated Balance Sheet, other than long-term borrowings, approximate their carrying amount due to the relatively short period to maturity of these instruments.

     The estimated fair values of long-term borrowings have been determined based upon market prices at December 31, 2003 for other similar liabilities with similar terms and conditions, or by discounting future payments of interest and principal at estimated interest rates that would be available to the Corporation at year-end.

                                                       2003                              2002
===========================================================================================================
                                          BALANCE SHEET                     BALANCE SHEET
                                             AMOUNT         FAIR VALUE         AMOUNT         FAIR VALUE
-----------------------------------------------------------------------------------------------------------
Floating rate debt:
      Revolving  credit  and term  loan    $  279,000      $    279,000      $    65,000       $  65,000
      borrowings
      Other long-term liabilities              62,670            62,670           50,859          50,859
Fixed rate debt:
      US Senior Secured Notes                 581,580           661,547          710,820         700,158
----------------------------------------------------------------------------------------------------------
Long-term borrowings                       $  923,250      $  1,003,217      $   826,679       $ 816,017
===========================================================================================================


     17.      COMMITMENTS AND CONTINGENCIES

a)       COMMITMENTS

     The Corporation has executed long-term third party agreements to provide for pipeline transportation of bitumen and upgraded products, electrical and thermal energy, production and supply of hydrogen and transportation of natural gas. Under the terms of certain of these agreements, the Corporation is committed to pay for these utilities and services on a long-term basis, regardless of the extent that such services and utilities are actually used. If due to project delay, suspension, shut down or other reason, the Corporation fails to meet its commitment under these agreements, the Corporation may incur substantial costs and may, in some circumstances, be obligated to purchase the facilities constructed by the third parties for a purchase price in excess of the fair market value of the facilities. The Corporation has also entered into long-term third party agreements to purchase certain feedstocks on a `take or pay' basis.

     The Corporation and the other owners of the oil sands Joint Venture have entered into long-term operating lease obligations for certain equipment related to the Oil Sands Project. The term of the lease obligations is between three and seven years. The Corporation anticipates its share of the final value of the leased equipment will total between $40 to $60 million. A guarantee has been provided to the lessor in order to secure attractive leasing terms and is payable when the equipment is returned to the lessor. At December 31, 2003, the Corporation's share of the maximum payable under the guarantee was $41.1 million. However, any proceeds received from the sale of the equipment would be used to offset against the payment required under the guarantee. At December 31, 2003, the Corporation's share of committed lease payments amounted to $50.8 million. The estimate of lease interest obligations, excluding any committed payments, is $2.0 million per year for each of 2004 through 2006, $1.9 million for 2007 and $1.8 million for 2008.

     The following table summarizes the Corporation's operating commitments at December 31, 2003:

                     FEEDSTOCKS AND         ELECTRICAL AND        MOBILE EQUIPMENT
                     TRANSPORTATION         THERMAL ENERGY              LEASE                      TOTAL
2004                  $      71,581           $     21,102            $     2,380         $       95,063
2005                         72,837                 21,105                  5,960                 99,903
2006                         81,180                 20,696                  2,940                104,815
2007                         81,482                 20,928                  3,340                105,750
2008                         16,800                 21,252                  9,800                 47,852
Thereafter                  305,600                307,709                 26,340                639,949
----------------------------------------------------------------------------------------------------------
Total                 $     629,480           $    412,792            $    50,760         $    1,093,051
==========================================================================================================

b)       CONTINGENCIES

     During the year the Corporation has submitted claims, under the insurance coverage provided in our Joint Venture construction policies, in respect of the fire that occurred in January 2003 at the Muskeg River Mine extraction plant. The Corporation has extensive insurance coverage in place and is seeking to recover these costs from insurers. Claims for $125.0 million ($25.0 million for the Corporation's share) have been submitted and a total of $9.7 million received by the Corporation as of December 31, 2003 for property damages. The Joint Venture has also filed a $500 million claim ($100 million for the Corporation's share) in respect of loss of profits due to production delays from the fire.

     Western has filed a Statement of Claim, against the parties involved in placing and issuing the cost overrun and start up delay insurance policy, in an amount exceeding $200 million. Aggravated and punitive damages totaling $650 million have also been claimed against the insurers. The Statement of Claim will only be served on the insurers and pursued in the courts in the event that resolution procedures cannot otherwise be agreed to on a timely basis. Arbitration proceedings under the terms of the insurance policy have been initiated to resolve the disputes with insurers surrounding these claims for payment.

     No amounts, other than those collected at December 31, 2003, have been recognized in these statements relating to these insurance policies nor will an amount be recognized until the proceeds are received.


     18.      NET CHANGE IN NON-CASH WORKING CAPITAL

SOURCE/(USE)                                                                2003                  2002
--------------------------------------------------------------------------------------------------------
Operating Activities
     Accounts Receivable                                             $   (53,309)           $   (4,071)
     Inventory                                                            (4,925)               (4,175)
     Prepaid Expenses                                                     (7,033)                   --
     Accounts Payable and Accrued Liabilities                             58,134                   281
                                                                 ---------------------------------------
                                                                     $    (7,133)           $   (7,965)
                                                                 ---------------------------------------
Investing Activities
     Accounts Receivable                                             $     1,939            $    4,675
     Accounts Payable and Accrued Liabilities                            (33,138)              (10,550)
                                                                 ---------------------------------------
                                                                     $   (31,199)           $   (5,875)
========================================================================================================

Western Oil Sands is a Canadian oil sands corporation which holds a 20 percent undivided interest in the Athabasca Oil Sands Project together with its partners Shell Canada Limited (60 per cent) and Chevron Canada Limited (20 per cent). For additional information, visit www.westernoilsands.com.

The Common Shares of Western are listed on the Toronto Stock Exchange under the symbol "WTO".

FOR FURTHER INFORMATION PLEASE CONTACT:

Guy J. Turcotte                                    David A. Dyck
President                                          Vice-President, Finance
and Chief Executive Officer                        and Chief Financial Officer
(403) 233-1700                                     (403) 233-1700

THIS INFORMATION INCLUDES "FORWARD LOOKING STATEMENTS" BASED UPON CURRENT EXPECTATIONS, ESTIMATES AND PROJECTIONS OF FUTURE PRODUCTION, PROJECT START-UPS AND FUTURE CAPITAL SPENDING, THAT INVOLVE A NUMBER OF RISKS AND UNCERTAINTIES WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE ANTICIPATED BY THE CORPORATION. THESE RISKS AND UNCERTAINTIES INCLUDE, BUT ARE NOT LIMITED TO, CHANGES IN; MARKET CONDITIONS, LAW OR GOVERNMENT POLICY, OPERATING CONDITIONS AND COSTS, PROJECT SCHEDULES, OPERATING PERFORMANCE, DEMAND FOR OIL, GAS AND RELATED PRODUCTS, PRICE AND EXCHANGE RATE FLUCTUATIONS, COMMERCIAL NEGOTIATIONS OR OTHER TECHNICAL AND ECONOMIC FACTORS.


                 NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES
                      OR DISSEMINATION IN THE UNITED STATES



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